Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

(Distribution of complementary interest on capital)

We announce to Stockholders that the Board of Directors of ITAÚ UNIBANCO HOLDING S.A., meeting on August 1, 2016, decided:

a) to declare interest on capital complementary to the dividends paid monthly during the first half for account of the mandatory dividend for fiscal year 2016 in the amount of R$ 0.39900 per share which shall be paid out on August 25, 2016, with retention of 15% withholding tax at source, resulting in net interest of R$ 0.33915 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption; and

b) that the credit corresponding to this interest shall be made to the Company’s account registers on August 25, 2016, on an individualized basis to each stockholder as at the close of the record date of August 12, 2016.

São Paulo (SP), August 2, 2016.

MARCELO KOPEL

Investor Relations Officer